

May 21, 2019

John Murphy
Chief Financial Officer
Adobe Inc.
345 Park Avenue
San Jose, California 95110-2704

      Re: Adobe Inc.
          Form 10-K for the Fiscal Year Ended November 30, 2018
          Filed January 25, 2019
          Form 10-Q for the Quarterly Period Ended March 1, 2019
          Filed March 27, 2019
          File No. 000-15175

Dear Mr. Murphy:

      We have reviewed your May 9, 2019 response to our comment letter and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 25, 2019 letter.

Form 10-Q for the Quarterly Period Ended March 1, 2019

Note 1. Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition, page 10

1.   We note your response to prior comment 1. Revise to describe the features and functionality that led to your conclusion that the Creative Cloud and Document Cloud on-premise software and the related cloud functionality should be accounted for as a single performance obligation.

You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Christine Dietz, Assistant Chief Accountant, at 202-551-3408 with any question.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services